					Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year to Date
	September 30
	2007	2006	2005	2004	2003	2002
	(thousands)
Income from continuing operations	$115,073	$149,321	$143,645	$145,028	$125,373	$102,158
Add
Minority interests in subsidiaries	-	-	7,805	(5,087)	(1,263)	-
Income subtotal	115,073	149,321	151,450	139,941	124,110	102,158

Add
Taxes on income	45,680	70,302	47,984	53,703	83,270	62,532
Kansas City earnings tax	464	544	498	602	418	635
Total taxes on income	46,144	70,846	48,482	54,305	83,688	63,167

Interest on value of leased property	2,734	4,144	6,229	6,222	5,944	7,093
Interest on long-term debt	39,494	55,360	56,655	61,237	57,697	63,845
Interest on short-term debt	14,696	7,998	3,117	480	560	1,218
Mandatorily Redeemable Preferred
Securities	-	-	-	-	9,338	12,450
Other interest expense and amortization (a)	8,387	3,207	3,667	13,951	4,067	3,772

Total fixed charges	65,311	70,709	69,668	81,890	77,606	88,378

Earnings before taxes on
income and fixed charges	$226,528	$290,876	$269,600	$276,136	$285,404	$253,703

Ratio of earnings to fixed charges	3.47	4.11	3.87	3.37	3.68	2.87

(a)  On January 1, 2007, Kansas City Power & Light Company adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," and
       along with the adoption, elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.